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June 10, 2011

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549	Felix P. Phillips TEL +1 713.229.1228 FAX +1 713.229.7828 felix.phillips@bakerbotts.com

Attention:	Ms. Pamela Long Ms. Jessica Dickerson

Re:	KiOR, Inc. Registration Statement on Form S-1 (333-173440) Amendment No. 3
Dear Ms. Long:
               At the request of our client, KiOR, Inc. (the “Company”), we are responding on behalf of the Company to your letter dated June 7, 2011 (the “Comment Letter”) to Mr. Christopher A. Artzer, regarding the Company’s Registration Statement on Form S-1 (File No. 333-173440) (the “Initial Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2011, as amended by Amendment No. 1 thereto (“Amendment No. 1”) filed with the Commission on May 18, 2011 and Amendment No. 2 thereto (“Amendment No. 2”) filed with the Commission on June 1, 2011. Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of the Company is Amendment No. 3 (“Amendment No. 3”) amending the Initial Registration Statement, as amended by Amendment No. 1 and Amendment No 2. Amendment No. 3 is marked to show changes from Amendment No. 2. The Initial Registration Statement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 and all future amendments, is referred to herein as the “Registration Statement.” The information and undertakings provided below have been furnished by the Company.
               The Company’s responses below are preceded with the Staff’s comments for ease of reference. Page references in the Company’s responses correspond to the page numbers in Amendment No. 3.
Management’s Discussion and Analysis...page 41
Critical Accounting Policies and Estimates, page 45
Stock-Based Compensation, page 46
1.	Please expand your discussion to disclose:
•	the valuation methodologies and related assumptions used in determining the fair values; and
•	the valuation alternative selected and the reason management elected not to obtain a valuation by an unrelated valuation specialist.
The Company has revised its disclosure on pages 51 and 52.

Division of Corporation Finance	- 2 -	June 10, 2011

2.	We note your response to prior comment five, from our letter dated May 27, 2011, and remind you to revise your registration statement to disclose the information provided in your response when you have determined your anticipated IPO price.

The Company has revised its disclosure on page 55.
Exhibit 5.1
3.	In sub-paragraph (c) on page two of its opinion, counsel assumes that the Board (as defined in the opinion) will have taken all necessary corporate action to authorize the issuance of the shares and to authorize the terms of the offering and sale of the shares. This assumption appears to be inappropriate, as it assumes one or more legal conclusions covered by or underlying the opinions that counsel is providing. Please have your counsel revise its opinion to remove the aforementioned assumptions.

We have revised our opinion to remove such assumptions.

4.	Please confirm to us that counsel’s reference to the General Corporation Law of the State of Delaware includes the statutory provisions and reported judicial decisions interpreting that statute.
               We confirm that our reference to the General Corporation Law of the State of Delaware includes the statutory provisions and reported judicial decisions interpreting that statute.
* * * * *
               Supplementally, the Company advises the Staff of the following additional changes in Amendment No. 3:
•	The Company effected a 2-for-1 stock split of all classes of its capital stock. Share information and per share data have been revised throughout the Registration Statement to reflect the 2-for-1 stock split.

•	The Company has included the anticipated price range for the offering and related disclosure based on the price range.

•	The Company has included additional disclosure in the Registration Statement with respect to indications of interest from entities affiliated with Khosla Ventures and Artis Capital Management, L.P. to purchase shares of the Company’s Class A common stock in the offering.

Division of Corporation Finance	- 3 -	June 10, 2011

•	The Company has updated, where appropriate, commodity price and other market data as of the end of May 2011. Enclosed is a supplement to the Supplemental Binder, which includes copies of the reports citing such updated data.

•	The Company entered into a feedstock supply agreement with Catchlight Energy, LLC, which is described on pages 4 and 84. A copy of the feedstock supply agreement has been filed as Exhibit 10.11 to the Registration Statement.

•	The Company has hired a Chief Operating Officer. Biographical information on the Chief Operating Officer is included on page 94, and details of the Chief Operating Officer’s employment arrangement are described on page 112.
               If you have any further comments, or if you require additional information, please do not hesitate to contact the undersigned at 713.229.1228 or Troy Lee of this office at 713.229.1477. Thank you for your attention to the matter.

Very truly yours, BAKER BOTTS L.L.P.
By:	/s/ Felix P. Phillips
Felix P. Phillips